One Financial Center Boston, MA 02111 617 542 6000 mintz.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[***].”

September 4, 2019

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada Sarmento, Office of Healthcare & Insurance

Re:	Viela Bio, Inc.

Registration Statement on Form S-1

File No. 333-233528

Ladies and Gentlemen:

On behalf of Viela Bio, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 16, 2019 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on June 17, 2019, resubmitted to the Commission on August 1, 2019 and August 14, 2019, and subsequently filed by the Company with the Commission on August 29, 2019 (File No. 333-233528) (the “Registration Statement”), we submit this supplemental letter to further address comment 10 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The supplemental response set forth below is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response. All capitalized terms not otherwise defined herein have the meaning ascribed to them in the Registration Statement.

BOSTON    LONDON    LOS ANGELES    NEW YORK    SAN DIEGO    SAN FRANCISCO    WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 2

10.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock and the estimated offering price. This information will help facilitate our review of your accounting for equity issuance[s] including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding option awards and the reasons for the differences between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Among the factors that were considered in setting the Preliminary Price Range were (i) the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies; (ii) the Company’s financial condition and prospects; (iii) estimates of business potential and earnings prospects for the Company and the industry in which it operates; (iv) recent performance of IPOs of companies in the biotechnology sector; and (v) the progress of the Company’s development programs.

Common Stock Valuation Methodologies

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock as well as the Board’s assessment of additional objective and subjective factors (including those listed on page 92 of the Registration Statement) that it believed were relevant. There are significant judgments and estimates inherent in the Board’s determination of the fair value of the Company’s common stock. The judgments and estimates include contemporaneous valuations of the Company’s common stock, the Company’s business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering or a sale, given prevailing market conditions; the lack of marketability of the Company’s common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 3

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of its common stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to the common stockholders exceed the value of the liquidation preferences of the preferred stockholders at the time of a liquidity event, such as a merger or sale. Given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates is made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the common stock, the OPM was utilized for the independent third-party valuation of the Company’s common stock as of February 28, 2018 (the “February 2018 Valuation”). Subsequently, because of the Company’s improved visibility into the timing of a potential IPO, the Hybrid Method was utilized for the independent third-party valuations of the Company’s common stock as of September 30, 2018 (the “September 2018 Valuation”), April 30, 2019 (the “April 2019 Valuation”), June 30, 2019 (the “June 2019 Valuation”) and [***] (the “August 2019 Valuation”). Equity value for each liquidity event scenario utilized in the September 2018 Valuation, the April 2019 Valuation, the June 2019 Valuation and the August 2019 Valuation (collectively, the “Hybrid Method Valuations”) was weighted based on a probability of each event’s occurrence. In each of the IPO scenarios discussed below, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of common stock. In the sale of the Company, the Company allocated the value per share by taking into account the liquidation preferences and participation rights of the convertible preferred stock consistent with the method outlined in the Practice Guide.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 4

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock options made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. In connection with valuation prior to September 30, 2018, the Company considered the most recent arm’s length convertible preferred stock financings prior to the issuance of any option grants, as the basis for the value of its common shares at the date of the option grant. After September 30, 2018, the valuation methodology changed to the use of a Hybrid Method incorporating the OPM (utilizing the discounted cash flow method) and PWERM, as the Company had obtained better visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Guide.

Common Stock Valuations and Stock Option Grants

During the preceding twelve months, the Company has granted stock options as follows:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Estimated Fair Value Per Share of Common Stock at Grant Date
September 24, 2018	185,000	$2.84	$2.84
January 11, 2019	141,500	$5.22	$5.22
February 25, 2019	65,500	$5.22	$5.22
April 10, 2019	28,000	$5.22	$5.22
June 20, 2019	30,000	$8.87	$8.87
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

The Company also expects to grant options to purchase shares of the Company’s common stock to non-executive directors at the time of the pricing of the IPO at a per share exercise equal to the IPO price to the public.

February 2018 Valuation and September 2018 Stock Option Grant

On September 24, 2018, the Company granted options to purchase a total of 185,000 shares of common stock at an exercise price of $2.84 per share. The Board determined the estimated fair value of the common stock at the time of the grants was $2.84 per share based on a number of factors, including the February 2018 Valuation.

For the February 2018 Valuation, the Company utilized the back-solve method of OPM. The back-solve method is a market approach that assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model) was performed and other qualitative factors were analyzed as part of the February 2018 valuation. As a result, a DLOM of 30% was used for the February 2018 Valuation. The February 2018 Valuation estimated the fair value of the Company’s common stock to be $2.84 per share.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 5

The February 2018 Valuation reflected the Company’s Series A convertible preferred stock financing, which closed in February 2018. For the period from the February 2018 Valuation to September 24, 2018, the Board determined there were no internal or external developments since the February 2018 Valuation that warranted a change in the estimated fair value of the Company’s common stock, other than the Company’s Series A convertible preferred stock financing that was already reflected in the February 2018 Valuation. As a result, the Board determined the estimated fair value of the stock as of September 24, 2018 was $2.84 per share.

September 2018 Valuation and January, February and April 2019 Stock Option Grants

On January 11, 2019, February 25, 2019 and April 10, 2019, the Company granted options to purchase a total of 141,500, 65,500, and 28,000 shares of common stock, respectively, each at an exercise price of $5.22 per share. The Board determined the estimated fair value of the common stock at the time of the grants was $5.22 per share based on a number of factors, including the September 2018 Valuation (which was as of September 30, 2018 and reflected the determination by the Company at the end of September to complete the Company’s pivotal clinical trial for its lead product candidate, inebilizumab).

For the September 2018 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at 80% and the PWERM (IPO scenarios) being weighted at 20%. For the OPM, the income approach, utilizing the discounted cash flow method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate. The two IPO scenarios were (i) a December 2019 IPO scenario (35% weighting) and (ii) a December 2020 IPO scenario (35% weighting), with the remaining 30% of weighting divided between a zero value scenario (10% weighting) and a liquidation with capital return to the preferred holders scenario (20% weighting). The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a 20% weighting for the PWERM methodology because at the time of the valuation the Company had not yet initiated an IPO process and the mere potential intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biotechnology IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risk (including market volatility in advance of the U.S.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 6

elections in 2020), or other Company specific events like an unfavorable regulatory response with respect to the Company’s lead product candidate or an unfavorable data readout prior to the IPO could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one.

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model) was performed and other qualitative factors were analyzed as part of the September 2018 valuation. The result was a DLOM of 22.5% as applied to the PWERM scenarios and a DLOM of 25% as applied to the OPM scenarios, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. The September 2018 Valuation estimated the fair value of the Company’s common stock to be $5.22 per share.

For the period from the September 2018 Valuation (which was as of September 30, 2018) to each of the January 11, 2019, February 25, 2019 and April 10, 2019 grant dates, the Board determined there were no internal or external developments since the September 2018 Valuation that warranted a change in the estimated fair value of the Company’s common stock, other than the further clinical development of the Company’s lead product candidate, inebilizumab, that was already reflected in the September 2018 Valuation. As a result, the Board determined the estimated fair value of the stock as of each of January 11, 2019, February 25, 2019 and April 10, 2019 was $5.22 per share.

April 2019 Valuation and June Stock Option Grant

On June 20, 2019, the Company granted options to purchase a total of 30,000 shares of common stock at an exercise price of $8.87 per share. The Board determined the estimated fair value of the common stock at the time of the grants was $8.87 per share based on a number of factors, including the April 2019 Valuation (which was as of April 30, 2019).

For the April 2019 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at 60% and the PWERM (IPO scenarios) being weighted at 40%. For the OPM, the income approach, utilizing the discounted cash flow method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of three IPO scenarios at an appropriate risk-adjusted rate. The three IPO scenarios were (i) a September 2019 IPO scenario (35% weighting), (ii) a December 2019 IPO scenario (25% weighting) and (iii) a June 2020 IPO scenario (10% weighting), with the remaining 30% of weighting divided between a zero value scenario (10% weighting) and a liquidation with capital return to the preferred holders scenario (20% weighting). The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of factors similar to those set out above with respect to the PWERM analyses in the September 2018 valuation. The Company deemed it appropriate to include a 40% weighting for the PWERM methodology because at the time of the valuation the Company had initiated the IPO process, with an organizational meeting having been held in April 2019. Nonetheless, as discussed above with respect to the September 2018 Valuation, unexpected systemic events could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 7

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model) was performed and other qualitative factors were analyzed as part of the April 2019 valuation. The result was a DLOM of 15% as applied to the PWERM scenarios and a DLOM of 25% as applied to the OPM scenarios, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. The April 2019 Valuation estimated the fair value of the Company’s common stock to be $8.87 per share.

The April 2019 Valuation reflected the initiation by the Company of the IPO process. For the period from the April 2019 Valuation (which was as of April 30, 2019) to June 20, 2019, the Board determined there were no internal or external developments since the April 2019 Valuation that warranted a change in the estimated fair value of the Company’s common stock, other than the initiation of the IPO process that was already reflected in the April 2019 Valuation. As a result, the Board determined the estimated fair value of the stock as of June 20, 2019 was $8.87 per share.

June 2019 Valuation and [***] Stock Option Grant

On [***], the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the common stock at the time of the grants was $[***] per share based on a number of factors, including the June 2019 Valuation (which was of June 30, 2019).

For the June 2019 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at 40% and the PWERM (IPO scenarios) being weighted at 60%. For the OPM, the income approach, utilizing the discounted cash flow method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of three IPO scenarios at an appropriate risk-adjusted rate. The three IPO scenarios were (i) a September 2019 IPO scenario (40% weighting), (ii) a December 2019 IPO scenario (25% weighting) and (iii) a June 2020 IPO scenario (5% weighting), with the remaining 30% of weighting divided between a zero value scenario (10% weighting) and a liquidation with capital return to the preferred holders scenario (20% weighting). The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of factors similar to those set out above with respect to the PWERM analyses in the September 2018 valuation. The Company deemed it appropriate to include a 60% weighting for the PWERM methodology because at the time of the valuation the Company had made further progress with the IPO process, including making a confidential submission of the Registration Statement in June 2019. Nonetheless, as discussed above with respect to the September 2018 Valuation, unexpected systemic events could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 8

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model) was performed and other qualitative factors were analyzed as part of the June 2019 valuation. The result was a DLOM of 15% as applied to the PWERM scenarios and a DLOM of 25% as applied to the OPM scenarios, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. The June 2019 Valuation estimated the fair value of the Company’s common stock to be $[***] per share.

The June 2019 Valuation reflected the further clinical and regulatory development of the Company’s lead product candidate, inebilizumab, and further progress by the Company on the IPO process. For the period from the June 2019 Valuation (which was of June 30, 2019) to [***], the Board determined there were no internal or external developments since the June 2019 Valuation that warranted a change in the estimated fair value of the Company’s common stock, other than the initiation of the IPO process that was already reflected in the June 2019 Valuation. As a result, the Board determined the estimated fair value of the stock as of [***] was $[***] per share.

August 2019 Valuation and [***] Stock Option Grant

On [***], the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the common stock at the time of the grants was $[***] per share based on a number of factors, including the August 2019 Valuation.

For the August 2019 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at 5% and the PWERM (IPO scenarios) being weighted at 95%. For the OPM, the income approach, utilizing the discounted cash flow method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate. The two IPO scenarios were (i) a September 2019 IPO scenario (75% weighting) and (ii) a December 2019 IPO scenario (20% weighting), with the remaining 5% of weighting assigned to a liquidation with capital return to the preferred holders scenario. The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of factors similar to those set out above with respect to the PWERM analyses in the September 2018 valuation. The Company deemed it appropriate to include a 95% weighting for the PWERM methodology because at the time of the valuation the Company had made further progress with the IPO process, including making three confidential submissions of the Registration Statement, and had received significant feedback from TTW Meetings (as defined below). Nonetheless, as discussed above with respect to the September 2018 Valuation, unexpected systemic events could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 9

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model) was performed and other qualitative factors were analyzed as part of the June 2019 valuation. The result was a DLOM of 15% as applied to the PWERM scenarios and a DLOM of 25% as applied to the OPM scenarios, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. The August 2019 Valuation estimated the fair value of the Company’s common stock to be $[***] per share.

The August 2019 Valuation reflected the acceptance for review of the Company’s Biologics License Application (the “BLA”) for inebilizumab in Neuromyelitis Optica Spectrum Disorder (“NMOSD”) by the Food and Drug Administration (the “FDA”) and further progress by the Company on the IPO process. The [***] option grants were proximate to the date of the August Valuation and of BLA acceptance, and the Board determined there were no internal or external developments since the August 2019 Valuation that warranted a change in the estimated fair value of the Company’s common stock. As a result, the Board determined the estimated fair value of the stock as of [***] was $[***] per share.

Explanation of Difference Between the Estimated Fair Values of Common Stock Using the Hybrid Method Valuations and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its common stock using the Hybrid Method Valuations and the Preliminary Price Range is the result of the following key factors, among others:

•

The clinical and regulatory development of the Company’s lead product candidate, inebilizumab, including positive Phase III clinical data for that product candidate in NMOSD and the acceptance for review by the FDA of the Company’s BLA for inebilizumab in NMOSD in August 2019;

•	The ongoing development of the Company’s product candidate pipeline, including preparations for clinical trials for VIB4920 and VIB7734 and for inebilizumab in indications other than NMOSD;

•	The sale of the Company’s Series A-2 preferred stock in December 2018 at a price of $10.00 per share;

•

The progress made on the Company’s planned IPO, including holding an organizational meeting in April 2019, confidentially submitting the Registration Statement to the Commission in June 2019, holding testing-the-waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), in July and August 2019 (“TTW Meetings”), and filing the Registration Statement with the Commission in August 2019;

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 10

•

The receipt of input from the lead underwriters of the Company’s planned IPO, including further discussions that took place during the week of [***], with senior management of the Company and its Board, incorporating feedback from qualified potential investors obtained during the TTW Meetings and taking into account recent market conditions and the supply and demand for such investment opportunities in the marketplace;

•

The reflection in the Preliminary Price Range of an assumed successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario;

•

The fact that the Preliminary Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the shares of common stock based on the Hybrid Valuations represent an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO;

•

The fact that the Preliminary Price Range reflects, upon a successful IPO, the conversion of the Company’s preferred stock into shares of common stock that will no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO; and

•

The successful completion of the IPO resulting in the strengthening of the Company’s balance sheet, the ability to access public equity and to provide enhanced operational flexibility, and the likely resulting increase in the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its common stock as determined by the Board in September 2018 and January, February, April, June and August 2019 is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since the Company’s inception, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)

MINTZ September 4, 2019 Page 11

We hereby further request, pursuant to Rule 418(b) under the Securities Act, upon completion of the Staff’s review thereof, that the Staff either return such unredacted version of this letter to the undersigned or destroy such unredacted version of this letter. The Company believes that return or destruction of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at One Financial Center, Boston, Massachusetts 02111.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 348-3050.

Sincerely,

/s/ John T. Rudy

John T. Rudy

cc:

Viela Bio, Inc.
Zhengbin Yao, Ph.D.
Mitchell Chan

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz

Ropes & Gray LLP
Patrick O’Brien

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY VIELA BIO, INC.

IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-233528)